                                                                      Exhibit 20

                       CHIEF EXECUTIVE OFFICER'S MESSAGE


Dear Shareholder:

     We are pleased to report net earnings for Century South Banks, Inc. for the second quarter of 1999. Net income for the quarter was $4,080,000 or $0.35 per diluted share as compared to $3,969,000 or $0.33 per diluted share for the second quarter of 1998, representing an increase in net income of 2.8%. Year-to-date earnings at June 30, 1999 were $7,944,000 or $0.67 per diluted share, exclusive of special charges taken in the first quarter of 1999 of approximately $247,300, net of related taxes, associated with the acquisition of Independent Bancorp, Inc. Year-to-date earnings at June 30, 1998 were $7,486,000 or $0.63 per diluted share, exclusive of an after-tax gain of $355,000 taken in the first quarter of 1998 on the sale of a branch.

     The quarterly cash dividend of $0.12 per share paid on July 6, 1999 represents a 10.34% increase over the same quarter of 1998 dividend.

     We continue to be pleased with the results of our Company's operations. Total assets at June 30, 1999 were approximately $1,206,419,000. Return on average assets was 1.32% as compared to 1.38% for the six-month period ended June 30, 1998. At June 30, 1999, our allowance for loan losses was 1.51% of total loans outstanding and nonperforming assets as a percentage of total assets were 0.71%. Both our allowance for loan losses and our nonperforming assets, as a percentage of total assets, compare favorably with our peer group.

     The annualized asset growth rate of 10.8%, and the annualized loan growth rate of 12.8% in second quarter are most gratifying. This growth was attained while maintaining a very strong net interest margin of 5.41% and an annualized net charge-off ratio of 0.17%.

     The successful integration of Independent Bank of Oxford, Alabama into the Company was completed during the second quarter with very satisfactory results. We are continuing our focus on strategically-located acquisition candidates, and are encouraged that these efforts will result in additional acquisitions in the near future.

     We appreciate the dedication of our committed staff of professional bankers, and encourage your continued support of your company.

                                        Sincerely,


                                        James A. Faulkner
                                        Vice Chairman and
                                        Chief Executive Officer

                   CENTURY SOUTH BANKS, INC. AND SUBSIDIARIES

               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                     June 30,    June 30,
                                                       1999        1998
                                                   -----------------------
                                                    (amounts in thousands)
ASSETS
  Cash and due from banks                          $   42,838   $   46,543
  Federal funds sold                                   25,710       31,370
  Interest-earning deposits in other banks              3,040       17,985
  Investment securities                               197,767      177,698
  Loans, net of unearned income                       893,348      841,994
  Allowance for loan losses                           (13,473)     (13,158)
  Premises and equipment, net                          26,593       26,666
  Other assets                                         30,596       30,939
                                                   -----------------------
  Total assets                                     $1,206,419   $1,160,037
                                                   =======================
LIABILITIES
  Noninterest-bearing deposits                     $  136,980   $  142,931
  Interest-bearing deposits                           903,755      876,028
  Other short-term borrowings                          11,500          450
  Federal Home Loan Bank advances                      14,230        8,331
  Long-term debt                                           33           37
  Other liabilities                                    11,401       10,579
                                                   -----------------------
  Total liabilities                                 1,077,899    1,038,356
                                                   -----------------------

SHAREHOLDERS' EQUITY
  Common stock                                         11,754       11,762
  Additional paid-in capital                           35,922       35,993
  Retained earnings                                    83,119       73,357
  Unearned compensation-restricted stock awards          (869)           -
  Common stock in treasury, at cost                         -         (306)
  Accumulated other comprehensive income               (1,406)         875
                                                   -----------------------
  Total shareholders' equity                          128,520      121,681
                                                   -----------------------
  Total liabilities and shareholders' equity       $1,206,419   $1,160,037
                                                   =======================


            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

                                  Three months ended       Six months ended
                                       June 30,                June 30,
                                  1999         1998*       1999       1998*
                                ---------------------------------------------
                                 (amounts in thousands, except per share data)

  Interest income              $ 24,838       $ 25,058    $ 48,676   $ 49,750
  Interest expense               10,227         10,709      19,946     21,480
                               ----------------------------------------------
  Net interest income            14,611         14,349      28,730     28,270
  Provision for loan losses         691            562       1,179      1,114
  Noninterest income              3,203          3,250       6,299      6,885
  Noninterest expense            11,076         11,092      22,258     22,240
  Income tax expense              1,967          1,976       3,895      3,960
                               ----------------------------------------------
  Net income                   $  4,080       $  3,969    $  7,697   $  7,841
                               ==============================================
  Weighted average common
    shares outstanding
    assuming dilution            11,809         11,863      11,856     11,852
  Net income per share
    assuming dilution          $   0.35       $   0.33    $   0.65   $   0.66
  Dividends declared per
    share                      $0.12000       $0.10875    $0.24000   $0.21625


 . First quarter of 1998 included an after-tax gain totaling $355,000 recognized
-------------------------------------------------------------------------------
  on the sale of a branch. 1998 numbers have also been restated to reflect the
  -----------------------------------------------------------------------------
  acquisition of Independent Bancorp, Inc.
  ----------------------------------------

                                                CENTURY SOUTH BANKS
-------------------------------------------------------------------
                                                               INC.

EXECUTIVE OFFICERS
--------------------------------------------------------------------------------
William H. Anderson, II                                                 Chairman
J. Russell Ivie                                                    Vice Chairman
James A. Faulkner                                            Vice Chairman & CEO
Joseph W. Evans                                             President, COO & CFO
Tony E. Collins                                   Executive Vice President & CAO
Stephen W. Doughty                                Executive Vice President & CCO
E. Max Crook                                            Executive Vice President
J. Perry Hendrix                                        Executive Vice President
J. Thomas Wiley, Jr.                                    Executive Vice President
Sidney J. Wooten                                        Executive Vice President

DIRECTORS
--------------------------------------------------------------------------------
William H. Anderson, II, Chairman                       Thomas T. Folger, Jr.
J. Russell Ivie, Vice Chairman                          Quill O. Healey
James A. Faulkner, Vice Chairman                        Frank C. Jones
James R. Balkcom, Jr.                                   John B. McKibbon, III
William L. Chandler                                     E. Paul Stringer
Joseph W. Evans

AFFILIATES
--------------------------------------------------------------------------------
Bank of Dahlonega                            Peoples Bank
60 Main Street West                          13321 Jones Street
Dahlonega, GA  30533                         Lavonia, GA  30553
John L. Lewis, President                     J. Douglas Cleveland, President
706-864-3314                                 706-356-8040

The Bank of Ellijay                          Bank of Danielsville
Sand and Broad Street                        Courthouse Square
Ellijay, GA  30540                           Danielsville, GA  30633
Britt H. Henderson, President                L. Banister Sexton, President
706-276-3400                                 706-795-2121

First Bank of  Polk County                   First South Bank, N.A.
40 Ocoee Street                              4951 Forsyth Road
Copperhill, TN  37317                        Macon, GA  31210
James R. Quintrell, President                E. Max Crook, President
Sidney J. Wooten, Chief Executive Officer    912-757-2000
423-496-3261

Georgia First Bank, N.A.                     AmeriBank, N.A.
455 Jesse Jewell Parkway                     7393 Hodgson Memorial Drive
Gainesville, GA  30501                       Savannah,  GA  31406
Terry C. Evans, President                    J. Thomas Wiley, Jr., President
J. Perry Hendrix, Chief Executive Officer    912-232-3800
770-535-8000

Fannin County Bank, N.A.                     The Independent Bank of Oxford
480 W. First Street                          402 Main Street
Blue Ridge, GA  30513                        Oxford, AL  36203
Steve M. Eaton, President                    Joel B. Carter, President
706-632-2075                                 256-835-1776

First Community Bank of Dawsonville
136 Highway 400 South
Dawsonville, GA  30534
Gary L. Evans, President
706-216-5050

                        FINANCIAL HIGHLIGHTS (UNAUDITED)

SELECTED BALANCES
--------------------------------------------------------------------------------

                                               As of and for six months
                                                    ended June 30,
                                                  1999       1998*     Percentage Change
                                           ---------------------------------------------
                                           (amounts in thousands, except per share data)
Loans, net                                    $  879,875  $  828,836          6.16%
Deposits                                       1,040,735   1,018,959          2.14
Total assets                                   1,206,419   1,160,037          4.00
Shareholders' equity                             128,520     121,681          5.62
Net income                                         7,697       7,841         (1.84)
Book value per share                               10.93       10.40          5.10
Net income per share assuming dilution              0.65        0.66         (1.52)
Weighted average common shares outstanding
  Assuming dilution                               11,856      11,852          0.03
Nonperforming loans                                4,188       3,836          9.18
Other real estate and other
  Nonperforming assets                             4,352       5,046        (13.75)


FINANCIAL RATIOS
--------------------------------------------------------------------------------

Return on average assets                            1.32%       1.38%        (4.35)%
Return on average shareholders' equity             12.14       13.36         (9.13)
Net interest margin (taxable equivalent)            5.41        5.47         (1.10)
Allowance for loan losses to loans                  1.51        1.56         (3.21)
Nonperforming assets to total assets                0.71        0.77         (7.79)


 . First quarter of 1998 included an after-tax gain totaling $355,000 recognized on the sale of a branch. 1998 numbers have also been restated to reflect the acquisition of Independent Bancorp, Inc.

                            SHAREHOLDER INFORMATION
--------------------------------------------------------------------------------

STOCK INFORMATION
Century South Banks, Inc. ("CSBI") lists its stock for trading on the Nasdaq National Market tier of The Nasdaq Stock Market under the Symbol "CSBI". Market prices for the quarter ended June 30, 1999 are as follows:

       Three month high .........................  $ 27.50
       Three month low ..........................  $ 22.00
       Closing price ............................  $ 22.50

--------------------------------------------------------------------------------
SHAREHOLDER SERVICES
Shareholders wishing to change the name or address on their stock, to report lost certificates or to consolidate accounts should contact:
       Registrar and Transfer Company
       Attn:  Investor Relations
       10 Commerce Drive
       Cranford, New Jersey  07016
       (800) 368-5948

--------------------------------------------------------------------------------
DIVIDEND REINVESTMENT PLAN/CASH CONTRIBUTIONS
Shareholders wishing to automatically reinvest quarterly dividends into Century South Banks, Inc. common stock or make voluntary cash contributions should contact:
       Registrar and Transfer Company
       Attn:  Investor Relations
       10 Commerce Drive
       Cranford, New Jersey  07016
       (800) 368-5948

--------------------------------------------------------------------------------
INVESTOR RELATIONS
Shareholders, analysts, and others seeking financial information on Century South Banks, Inc. should contact one of the following:

James A. Faulkner     Susan J. Anderson                     Joseph W. Evans
Vice Chairman & CEO   Senior Vice President & Controller    President, COO & CFO
(706) 864-3915        (706) 864-3915                        (912) 475-4340